UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date: October 14, 2003             By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                           EXTERNAL NEWS RELEASE
                                                                        03-21-TC

FOR IMMEDIATE RELEASE: October 12, 2003

         TECK COMINCO LIMITED ANNOUNCES PURCHASE OF LENNARD SHELF ASSETS

Vancouver, B.C. -- Teck Cominco Limited announced today that it has agreed with Western Metals Limited and certain of its affiliates to purchase the mineral properties, plant and equipment and infrastructure of the Western Metals Lennard Shelf zinc operations for A$26 million.

The transaction is subject to completion by Western Metals of an orderly suspension program placing the Lennard Shelf operations on care and maintenance, and to certain other customary conditions. The suspension program is expected to take up to 6 weeks and completion is expected to occur by approximately the end of November. All employment related liabilities will be borne by the vendors. Teck Cominco will not assume any contractual obligations other than certain leases and native title agreements.

While the mines are on care and maintenance, Teck Cominco will produce a redevelopment plan for the Lennard Shelf assets. Work will include a detailed review of reserves and resources, as well mine planning and other optimization work, and the generation of an exploration program to further define and expand resources and reserves. A decision to restart the Lennard Shelf mines will depend on the outcome of this work program, as well as on zinc market conditions and exchange rates.

Teck Cominco Chief Executive Officer David Thompson said: "This is an excellent acquisition for us at this point in the zinc price cycle. Last year, Lennard Shelf was the world's sixth largest zinc mine. The acquisition will enable us to increase our zinc concentrate production capacity by 20 percent to 850,000 tonnes of contained zinc per annum, and build on our existing position as the world's leading producer of zinc concentrate. With Teck Cominco's technical expertise, Lennard Shelf can be restarted at modest cost and on a short schedule when our review is complete and market conditions permit. There is excellent exploration potential to expand reserves and resources at Lennard Shelf."

                                      - 2 -

                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

Lennard Shelf, located in the Kimberly region of Western Australia 2,500 kilometres north-east of Perth, consists of a number of Missisippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. In the year ended June 30, 2003, two underground mines at Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead in high quality concentrates.

Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and metallurgical coal and its diversified operations also produce significant quantities of copper and gold. Further information can be found at www.teckcominco.com.

                                     - 30 -

For additional information please contact:

Tom Merinsky
Director, Investor Relations
(604) 685-3007